February 5, 2007
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Attn:	Jeanne Bennett
Staff Accountant

	RE:	Actel Corporation
Form 8-K for Item 4.02(a)
Filed January 24, 2007
File No. 000-21970
Ladies and Gentlemen:
     This letter responds to your comment letter dated January 30, 2007, regarding the above-referenced filing.
1.	We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.
     As indicated in our Form 8-K for Items 5.02 and 8.01 filed on the morning of February 1, 2007, in lieu of amending our prior filings with the Securities and Exchange Commission (“SEC”) to restate financial statements, we intend to include in our Annual Report on Form 10-K for the year ended December 31, 2006 (“Form 10-K”), the comprehensive disclosure outlined in guidance posted by the SEC Chief Accountant’s Office on January 16, 2007. We currently intend to file the Form 10-K, as well as our delinquent Quarterly Report on Form 10-Q for the quarter ended October 1, 2006, by April 11, 2007.
     On behalf of Actel Corporation, I hereby acknowledge that:
•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeanne Bennett, Staff Accountant
February 5, 2007

     If you have any questions regarding this letter or if I can otherwise be of assistance, please call me at 650.318.4445.

Very truly yours,
/s/ Jon A. Anderson
Jon A. Anderson
Vice President of Finance & Chief Financial Officer